SCHONFELD & WEINSTEIN, L.L.P.
SAMUEL P. SCHONFELD (1927-1964)	ATTORNEYS AT LAW	TELEPHONE
JOEL SCHONFELD	80 Wall Street	(212) 344-1600
ANDREA I. WEINSTEIN*	Suite 815	FAX
MARK A. MACRON*	New York, New York 10005	(212) 480-0717
*ALSO ADMITTED IN NEW JERSEY	WWW.SCHONFELD-WEINSTEIN.COM	E-MAIL
joel@schonfeld-weinstein.com
andrea@schonfeld-weinstein.com
keywan@schonfeld-weinstein.com

January 3, 2007

United States
Securities and Exchange Commission
Washington, D.C., 20548

Attn: Jim Reynolds

Re:      Dahua Inc.
Amendment No. 5 to Registration Statement on Form SB-2
Filed on October 20, 2006
File No. 333-122622

Dear Mr. Reynolds:

We are in receipt of your letter dated November 28, 2006, and would like to respond as follows:

General

1. As requested in comment one of our prior letter dated June 12, 2006, please file on EDGAR a redlined version of your next amendment marked to show changes. We note that you have filed a paper copy which shows the changes; however, Rule 310 of Regulation S-T requires that you file a copy showing the changes on EDGAR.

Response: As requested, a redlined copy showing the changes has been filed on EDGAR.

2. Please update the prospectus to reflect the company’s status, activities and events through the quarter ended September 30, 2006, or later, if appropriate.

Response: The prospectus has been updated to reflect the Company’s status, activities and events through the quarter ended September 30, 2006, or later, if appropriate.

United States Securities and Exchange Commission
January 3, 2007

Prospectus Summary, page 5

The Company, page 5

3. You have indicated in this section that, although you have no website, your operating subsidiary, Beijing Dahua Real Estate Development, Ltd., does. However, we are unable to access it at the www.dhzhy.com.cn address which you have provided in the disclosure. Please explain, or disclose when you anticipate that the website will be accessible.

Response: The website address was changed in November 2006. The current address is www.dhyyzy.com.cn. We have updated the address in the Amendment. Please see Page 5.

Description of Business, page 27

Development Projects, page 27

4. Please provide the basis for your statement in the last sentence of the second paragraph on page 28 that “the remaining housing units are expected to be reserved with deposits by the end of December 2006” and for a similar statement in the first paragraph at the top of page 36 under “Plan of Operations.”

Response: The sentence “the remaining housing units are expected to be reserved with deposits by the end of December 2006” was not appropriate. Therefore, such similar statements were deleted in the Amendment. Please see Pages 5, 28, and 36.

Management’s Discussion and Analysis, page 35

5. We note your response to prior comment four of our letter dated June 12, 2006. It does not appear that the revised disclosure noted in your response has been included in the amended filing. Please revise your disclosures accordingly.

Response: The revised disclosure has been included in the Amendment. Please see Page 38.

6. Revise to provide updated financial statements as required by Item 310(g) of Regulation S-B.

Response: The financial statements have been updated as required by Item 310(g) of Regulation S-B.

United States Securities and Exchange Commission
January 3, 2007

1934 Act Periodic Reports

7. We note your response to prior comment 13 of our letter dated June 12, 2006. However, the revised disclosure in the amended 10-KSB for the year ended December 31, 2005, does not meet the requirements of Items 307 and 308(c) of Regulation S-B. We note your disclosure that your principal executive officer concluded that the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that the information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Alternatively, revise the first paragraph of your disclosure to correct the references to Exchange Act Rules 13a-15(e) and 15d-15(e) and to state that your disclosure controls and procedures were effective, without attempting to provide a definition of disclosure controls and procedures (e.g.- by eliminating all of the language following the word “effective”). Also, please revise your disclosure to include the required disclosures regarding changes in internal control over financial reporting during the past fiscal quarter. We note that your current disclosure incorrectly refers to changes in internal controls subsequent to the date of their evaluation. See Exchange Act Rule 13a-15(e) and Items 307 and 308(c) of Regulation S-B and revise your disclosures accordingly.

Response: We have filed amendments to the 10-KSB for the year ended December 31, 2005, and to the 10-QSB for the quarters ended March 31, 2006, June 30, and September 30, 2006, respectively, to revise the whole section of “Control and Procedures” as required.

8. Please revise and refile the June 30 and the September 30, 2006 Forms 10-QSB to include the signature of the Chief Financial Officer. It is not sufficient that only the Chief Executive Officer sign. Also, please include the designation “Chief Financial Officer”. In addition, any earlier Forms 10-QSB which you amend in the future should include the signature of the Chief Financial Officer.

Response: We have revised and refilled the June 30 and the September 30, 2006 Forms 10-QSB to include the signature of the Chief Financial Officer, and will include the Chief Financial Officer’s signature on all future Forms 10-QSB.

9. Please revise and refiled the June 30 and the September 30, 2006 Forms 10-QSB to conform to the requested changes to the Form SB-2, as applicable.

Response: We have revised and refiled the June 30 and the September 30, 2006 Forms 10-QSB to conform to the requested changes to the Form SB-2.

United States Securities and Exchange Commission
January 3, 2007

10. Please revise your disclosures in the 10-QSB for the period ended June 30, 2006 to either provide the entire definition of disclosure controls and procedures as discussed above, or to state that disclosure controls and procedures were effective without providing a definition.

Response: We have filed an Amendment to the Form 10-QSB for the period ended June 30, 2006 to revise our disclosure on “Control and Procedures.”

11. We note your response to prior comment 14 of our letter dated June 12, 2006. Your response appears to be a general description of internal control over financial reporting and does not address the specific issue noted in the comment. We note your disclosure on page F-9 of the Form SB-2 that the financial statements for the interim period ended March 31, 2006, were also restated. Please tell us when you intend to file an amended 10-QSB for the period ended March 31, 2006, and when you intend to file an item 4.02 8-K relating to restatement of the previously filed financial statements. Note that the Item 4.02 8-K is required to be filed within four business days after the determination that the previously filed financial statements should no longer be relied upon. In your amended disclosure in the 10-QSB, if you conclusion is that your disclosure controls and procedures were effective, please disclose how you made this determination, given that the financial statements for such period were subsequently restated to increase the reported net loss by 31%. Alternatively, if you conclusion is that your disclosure controls and procedures were ineffective, disclose the nature of any material weaknesses in disclosure controls and procedures and/or internal control over financial reporting and any specific actions taken by management to address these material weaknesses.

Response: After the re-evaluation of the Company’s effectiveness on disclosure controls and procedures, we concluded that the Company’s disclosure controls and procedures contained certain deficiencies and weaknesses in its internal control over financial reporting, thus, the Company’s disclosure controls and procedures were ineffective. Accordingly, we have done the following:

(1) Filed a Current Report on Form 8-K, under Item 4.02, to report non-reliance on the previously issued financial statements for the quarter ended March 31, 2006;

(ii) Filed an Amendment to the Form 10-QSB for the quarter ended March 31, 2006 to restate the Company’s financial statements; and

(iii) Filed Amendments to Form 10-KSB for the year ended December 31, 2005 and to the quarterly reports on Form 10-QSB for the quarters ended March 31, June 30 and September 30, 2006, respectively, to revise their statements on “Disclosure Controls and Procedures,” which are set forth as below:

United States Securities and Exchange Commission
January 3, 2007

(a) Evaluation of disclosure controls and procedures.  The Company’s Chief Executive Officer and Chief Financial Officer, after re-evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, have concluded that, the Company’s disclosure controls and procedures contained certain deficiencies and weaknesses in the internal control over financial reporting, thus they concluded that, the Company’s disclosure controls and procedures were ineffective.

(b) Changes in internal controls over financial reporting.  The internal control deficiencies that were identified as weaknesses were (i) the lack of adequate accounting and reporting personnel with sufficient US GAAP knowledge related to construction accounting and (ii) the lack of sufficient formalized and consistent finance and accounting procedures to detect instances of non-compliance with existing policies and procedures.

The Company is committed to remedying these deficiencies and weaknesses and has planned to implement certain remedial measures, including (i) the provision of additional training to our accounting personnel on the requirements of US GAAP to increase their familiarity with those standards, (ii) the expansion of our finance and accounting team by seeking to recruit additional qualified personnel, and (iii) the reassessment of our existing finance and accounting policies and procedures.

Thank you for your attention to this matter.

Very truly yours,

/s/Andrea I. Weinstein, Esq.
Andrea I. Weinstein, Esq.

AIW: lr